Exhibit 77(c)

                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Funds was held on March 21, 2002 (ING Equity and Income Fund) and April 9, 2002 (ING Convertible Fund and ING LargeCap Growth Fund) to approve

     (EACH FUND VOTING INDIVIDUALLY) the reorganization of a Fund as a newly created series of ING Equity Trust, a Massachusetts business trust

          ING Convertible Fund (For: 7,970,572, Against: 274,685)

          ING Equity and Income Fund (For: 3,336,040, Against: 94,100)

          ING LargeCap Growth Fund (For: 9,096,740, Against: 172,902)